March 10, 2017	VIA EMAIL and FEDEX

Ms. Kate Tillan

Mr. Martin James

Division of Corporation Finance

U.S. Securities and Exchange Commission
Mail Stop 3030

100 F Street, NE
Washington, D.C.  20549

Re:         Span-America Medical Systems, Inc.

Form 10-K for the Fiscal Year Ended October 1, 2016

Filed December 23, 2016

File No. 000-11392

Dear Ms. Tillan and Mr. James:

Thank you for your comment letter dated February 28, 2017 (a copy of which is attached) regarding the above referenced filing. Our responses to each comment are shown below. The numbers correspond to those in your comment letter.

Form 10-K for the Fiscal Year Ended October 1, 2016

Item 8. Financial Statements

Note 1 – Significant Accounting Policies

Revenue Recognition, page 50

1.

We note that your revenue recognition arrangements do not contain customer acceptance provisions. However we note from your disclosures on page 8 that sales of your industrial products within your custom products segment are made to order according to customer specifications. Please explain to us when you recognize revenues from made to order products and describe any post shipment obligations associated with these transactions.

We recognize revenue from sales of our industrial products within our custom products segment at the time goods are shipped. At the time of shipment, we have fulfilled the terms specified in the customer’s purchase orders for delivery to have occurred, and there are no other post-shipment obligations. Our industrial customers generally specify part dimensions and designs in advance of placing repetitive orders. In most cases, industrial customers receive and approve sample products, supplied at no charge, before placing orders. We have policies and procedures in place that are intended to ensure that products are manufactured to customer specifications. The right to return exists only in cases of damaged product or non-compliance with customer specifications. We deduct all customer returns and allowances from gross sales. Returns and allowances for our industrial products have historically been less than 0.5% (one half of one percent) of gross industrial sales.

Ms. Tillan and Mr. James

U.S. Securities and Exchange Commission

March 10, 2017

Note 13 – Income Taxes, page 61

2.	Please revise future filings to provide disclosure of the components of income before income tax expense as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

We will revise future filings to provide disclosure of the components of income before income tax expense as either domestic or foreign in accordance with Rule 4-08(h) of Regulation S-X.

If you have further questions or comments, please contact me at (864) 678-6922 or rcoggins@spanamerica.com.

Sincerely,

/s/ Richard C. Coggins

Richard C. Coggins

Chief Financial Officer

Enclosures

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 28, 2017

Via E-mail
Richard C. Coggins
Chief Financial Officer
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615

Dear Mr. Coggins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements

Note 1 – Significant Accounting Policies

Revenue Recognition, page 50

Richard C. Coggins
Span-America Medical Systems, Inc.
February 28, 2017
Page 2

Note 13 – Income Taxes, page 61

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery